SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20459

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

December 3, 2002

Terra Networks, S.A.
(Exact name of registrant as specified in its charter)

Vía de las Dos Castillas, 33
Complejo Atica
Edificio 1
Pozuelo de Alarcón
28223 Madrid, Spain
(34) 91-452-3000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes† is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Terra Networks, S.A.

TABLE OF CONTENTS

Item

1.	Relevant Fact dated November 28, 2002

Item 1

COMISION NACIONAL DEL MERCADO DE VALORES

COMUNICACIÓN DE HECHO RELEVANTE

TERRA NETWORKS, S.A., de conformidad con lo establecido en el artículo 82 de la Ley de Mercado de Valores procede por medio del presente escrito a comunicar el siguiente

HECHO RELEVANTE

Terra Lycos ha nombrado a Mark Stoever, Executive Vice President responsable de las Operaciones en Estados Unidos, en sustitución de Stephen Killeen. En Madrid, a 28 de Noviembre de 2002.

En Madrid, a 28 de Noviembre de 2002.

/s/ José F. Mateu Isturiz
José F. Mateu Isturiz
Secretario General y del Consejo de Administración de Terra Networks, S.A.

Enviado vía fax al número 91 585 16 62, a la atención del Director del Area de
Mercados, según Carta Circular de la CNMV 14/1998

[LOOSE TRANSLATION FOR INFORMATION PURPOSES ONLY]

TO THE SECURITIES MARKETS NATIONAL COMMISSION

TERRA NETWORKS, S.A., in compliance with Article 82 of Law 24/1988, of July 28, of the Securities Market, hereby communicates the following:

HECHO RELEVANTE - RELEVANT FACT

Terra Lycos has appointed Mark Stoever, as Executive Vice Presidentresponsible for US Operations, replacing Stephen Killeen.

Madrid, November 28, 2002

/s/ José F. Mateu Isturiz
José F. Mateu Isturiz
General Counsel and Secretary of the Board of Directors of Terra Networks, S.A.

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future” or similar expressions. Certain factors affecting such forward-looking statements are described in the company•s filings with the Securities and Exchange Commission, including the company•s annual report on Form 20-F under the heading “Risk Factors”.

Sent by fax to the number: 91 585 1662, to the attention of the Markets Director, pursuant to the Circular Letter 14/1998 of the CNMV.

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Terra Networks, S.A.

Date:	December 3, 2002	By:	/s/ Elías Rodríguez–Vi;ña
			Name:	Elías Rodríguez-Viña
			Title:	Chief Financial Officer